Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On August 10, 2010 a Special Meeting of Shareholders of ING Opportunistic LargeCap Portfolio, a series of ING Variable Portfolios, Inc., was held at which the shareholders were asked to approve an Agreement and Plan of Reorganization by and between ING Opportunistic LargeCap Portfolio and ING Growth and Income Portfolio, providing for the reorganization of ING Opportunistic LargeCap Portfolio with and into ING Growth and Income Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Opportunistic LargeCap Portfolio	1	9,506,099.000	276,798.000	1,606,025.000	11,388,922.000